EXHIBIT 99.72

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, except to the extent permitted by the Underwriting Agreement (as defined below), these securities may not be offered or sold in the United States or to United States persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to or for the benefit of, U.S. Persons. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from Pretium Resources Inc., 570 Granville Street, Suite 1600, Vancouver, BC  V6C 3P1, Telephone: (604) 558 1784  and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

Secondary Offering	April 4, 2011

$100,000,000
10,000,000 Units

This short form prospectus (the “Prospectus”) qualifies the distribution of 10,000,000 units (the “Units”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) at a price (the “Offering Price”) of $10.00 per Unit (the “Secondary Offering”).  Each Unit consists of one common share (an “Offered Share”) of the Company owned by Silver Standard Resources Inc. (“Silver Standard” or the “Selling Shareholder”) and one half of one warrant (each whole warrant being a “Warrant”) of Pretium to purchase one common share of the Company owned by Silver Standard, as set out below. The Units are being offered by CIBC World Markets Inc. (“CIBC”), Citigroup Global Markets Canada Inc. (“Citigroup”), UBS Securities Canada Inc. (“UBS” and together with CIBC and Citigroup, the “Lead Underwriters”), BMO Nesbitt Burns Inc., Dahlman Rose & Company, LLC (with respect to Units offered in the United States only), GMP Securities L.P., Credit Suisse Securities (Canada), Inc. and Salman Partners Inc. (collectively, the “Underwriters”) as principals pursuant to an underwriting agreement among the Company, Silver Standard and each of the Underwriters dated March 31, 2011 (the “Underwriting Agreement”).  Dahlman Rose & Company, LLC is not registered as a dealer in any Canadian jurisdiction and, accordingly, will only sell Units into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Units in Canada.  For the purposes of Ontario securities laws, this Prospectus does not qualify the distribution of the Units sold in the United States in reliance on applicable private placement exemptions.  The Company will not receive any proceeds from the sale of Units under the Secondary Offering.

All of the Offered Shares are currently owned by Silver Standard and Silver Standard will be required to deliver from its holdings all of the Common Shares issuable upon the exercise of the Warrants.  As a result, no Common Shares will be issued by Pretivm in the Secondary Offering.  See "Description of Securities Being Distributed".

The Selling Shareholder currently owns 36,163,333 common shares (the “Common Shares”) of the Company or approximately 42.31% of the issued and outstanding Common Shares.  Upon completion of the Secondary Offering, the Selling Shareholder will own 26,163,333 Common Shares or approximately 30.61% of the issued and outstanding Common Shares (24,663,333 Common Shares or approximately 28.86% of the issued and outstanding Common Shares assuming the exercise in full of the Over-Allotment Option (as defined below)).  If all of the Warrants are exercised, the Selling Shareholder will hold 21,163,333 Common Shares representing approximately 24.76% of the issued and outstanding Common Shares (18,913,333 Common Shares or approximately 22.13% of the issued and outstanding Common Shares assuming the exercise in full of the Over-Allotment Option and assuming the exercise of all of the Warrants). See “Selling Shareholder”.

Each whole Warrant will entitle its holder to purchase one Common Share at a price of $12.50 (the “Exercise Price”) at any time prior to 4:00 p.m. (Vancouver time) on the date (the “Expiry Date”) that is twelve (12) months after the closing (the “Closing”) of the Secondary Offering, after which such Warrant will become null and void.  The indenture (the “Warrant Indenture”) governing the terms of the Warrants requires us to cause to be delivered to the holders of Warrants, upon the due exercise thereof, that number of Common Shares to which such holders are entitled.  Under a separate agreement (the “Delivery Agreement”) between the Company, Silver Standard and the warrant agent, as depositary and delivery agent, Silver Standard has irrevocably agreed to deliver, from its holding of Common Shares, Common Shares for delivery to the holders of Warrants upon the due exercise thereof.  To secure this obligation, Silver Standard has agreed, among other things, to pledge in our favour, upon the Closing, certificates representing a total of up to 5,750,000 Common Shares (the “Pledged Shares”).  Except in very limited circumstances, the Company will not receive any proceeds from the exercise of the Warrants. See “Description of Securities Being Distributed – Warrants”.

The Common Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “PVG”.  The closing price of the Common Shares on the TSX on April 1, 2011, the last trading day before the date hereof, was $10.00 per Common Share.

In connection with the Secondary Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares and Warrants at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.
Price: $10.00 per Unit

	Price to the Public(1)	Underwriters’ Fee(2)	Net Proceeds to the Selling Shareholder(3)
Per Unit	$10.00	$0.50	$9.50
Total(3)(4)	$100,000,000	$5,000,000	$95,000,000

Notes:
(1)	The Offering Price and the terms of the Warrants were determined by negotiation between the Selling Shareholder and the Lead Underwriters, on behalf of the Underwriters.
(2)
The Selling Shareholder has agreed to pay to the Underwriters a cash commission (the “Underwriters’ Fee”) of 5% of the gross proceeds of the Secondary Offering (including the gross proceeds realized from any exercise of the Over-Allotment Option) for their services in connection with the Secondary Offering.

(3)
This amount is calculated after deducting the Underwriters’ Fee but before deducting expenses of the Secondary Offering, including preparation and filing of this Prospectus, estimated to be $500,000, which Silver Standard will pay from the proceeds of the Secondary Offering.  The Company will not receive any proceeds of the Secondary Offering.

(4)
The Selling Shareholder has agreed to grant to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at any time and from time to time for a period of 30 days following the closing of the Secondary Offering, to purchase such number of additional Units as is equal to 15% of the number of Units sold under the Secondary Offering (the “Over-Allotment Units”) solely to cover over-allotments if any, and for market stabilization purposes.  Unless the context otherwise requires, references to the Units herein shall include the Over-Allotment Units.  The Over-Allotment Option may be exercisable by the Underwriters in respect of (i) Over-Allotment Units at the Offering Price; (ii) additional Common Shares (“Over-Allotment Shares”) at a price of $9.60 per Over-Allotment Share; (iii) additional Warrants (the “Over-Allotment Warrants”) at a price of $0.40 per one half of one Over-Allotment Warrant; or (iv) any combination of Over-Allotment Units and/or Over-Allotment Shares and/or Over-Allotment Warrants, so long as the aggregate number of Over-Allotment Shares and Over-Allotment Warrants does not exceed 1,500,000 Over-Allotment Shares and 750,000 Over-Allotment Warrants.  If the Underwriters exercise the Over-Allotment Option in full, the gross proceeds raised under the Secondary Offering will be $115,000,000, the aggregate Underwriters’ Fee paid by Silver Standard will be $5,750,000 and the net proceeds to Silver Standard will be $109,250,000. This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Units and/or Over-Allotment Shares and/or Over-Allotment Warrants.  A purchaser who acquires securities forming part of the over-allocation position acquires those securities under this Prospectus, regardless of whether such over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases. See “Plan of Distribution”.

An investment in the Units is speculative and involves a high degree of risk. See “Statement Regarding Forward- Looking Information” and “Risk Factors”.

The following table sets out the number of Units for which the Over-Allotment Option may be exercised:

	Number of Units Available	Exercise Period	Exercise Price
Over-Allotment Option	1,500,000	Up to 30 days following Closing	$10.00 per Unit

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued and sold by the Selling Shareholder, and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”.  The sale of the Units is subject to prior sale by the Selling Shareholder and the approval of certain legal and tax matters on behalf of the Company by Fasken Martineau DuMoulin LLP, on behalf of the Underwriters by Blake, Cassels & Graydon LLP and on behalf of the Selling Shareholder by Lawson Lundell LLP. The Underwriters may offer the Units at a lower price than the Offering Price.  See “Plan of Distribution”.

Subscriptions for the Units to be sold pursuant to the Secondary Offering will be received subject to rejection or allotment in whole or in part and the right is reserved by the Underwriters to close the subscription books at any time without notice. It is expected that the Closing will take place, and the Underwriters will be required to take up the Units, on or about April 8, 2011, and in any event not later than 42 days following the date of the receipt for this Prospectus (the date on which Closing occurs being the “Closing Date”).

There is currently no market through which the Warrants may be sold. Purchasers may not be able to sell the Warrants to be distributed under this Prospectus. The TSX has conditionally approved the listing of the Warrants (including the Over-Allotment Warrants) on the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX prior to June 20, 2011. In the unlikely event that Pretivm issues any Common Shares from treasury upon the exercise of Warrants, the Company intends to apply to the TSX to have such Common Shares listed. Listing of any such Common Shares will be subject to the Company fulfilling all of the listing requirements of the TSX.

It is anticipated that one or more global certificates representing the Offered Shares and Warrants will be issued and registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS. No beneficial holder of such Offered Shares or Warrants will receive definitive certificates representing their interest such securities. Beneficial holders of Offered Shares and Warrants will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares or Warrants is acquired. Certain other holders will receive definitive certificates representing their interests in Offered Shares and Warrants.

Our head office is located at 570 Granville Street, Suite 1600, Vancouver, British Columbia, V6C 3P1 and our registered office is at 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Christopher Noel Dunn, one of our directors, resides outside of Canada. Although Mr. Dunn has appointed Pretivm as his agent for service of process in British Columbia, it may not be possible for investors to enforce judgments obtained in Canada against him.

You should rely only on the information contained in this Prospectus relating to the Secondary Offering. Neither the Underwriters nor we have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Underwriters nor we are making an offer to sell the Units in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus relating to the Secondary Offering is accurate only as of the date of this Prospectus. Our business, financial condition, and prospects may have changed since that date.  If, after a receipt for this Prospectus is issued but before the completion of the distribution under this Prospectus, a material change occurs, the Company will be required to file and deliver to investors an amendment to this Prospectus within 10 days after the material change occurs.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to the anticipated production and developments in our operations in future periods, our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources, realization of mineral resource estimates, costs and timing of development of the Combined Project (as defined below), costs and timing of future exploration, results of future exploration and drilling, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, the composition of our board of directors and committees, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation:

i

•	risks related to commodity price fluctuations, including gold price volatility;

•	risks related to the development and operation of a mine or mine property;

•	risks related to the fact that we are a new company with no mineral properties in production or development and no history of production or revenue;

•	risks related to development of the Combined Project as set out in the April Report;

•	uncertainties related to title to our mineral properties and surface rights;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	risks related to governmental regulations, including environmental regulations;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	uncertainty regarding unsettled First Nations rights and title in British Columbia;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties, qualified personnel and management;

•	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

•	uncertainty relating to potential inability to attract development partners;

•	risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits that have been obtained;

•	risks related to integration and transition of the Combined Project Assets;

•	risks related to Silver Standard’s share ownership, ability to influence our governance and possible market overhang;

•	risks related to our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;

•	risks related to general economic conditions;

•	recent market events and conditions; and

•	currency fluctuations.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading “Risk Factors” and elsewhere in this Prospectus. Our forward-looking information is based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

CERTAIN INFORMATION

This Prospectus includes, and expressly identifies, certain market and industry data that has been obtained from third party sources, including industry publications, as well as other publicly available information. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information and such information necessarily incorporates assumptions and estimates as well as factual matters. Although believed to be reliable, none of the Company, Silver Standard or the Underwriters have independently verified any of the data included in this Prospectus which was obtained from such third party sources. For the reasons noted, prospective investors should not place undue reliance on information included in this Prospectus which is derived from third party sources.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of documents incorporated by reference in this Prospectus and not delivered with this Prospectus may be obtained upon request without charge from our head office at 570 Granville Street, Suite 1600, Vancouver, British Columbia, V6C 3P1, telephone: (604) 588-1784 and are also available electronically on SEDAR at www.sedar.com.  The following documents, filed with the various securities commissions or similar authorities in each of the provinces of Canada other than Québec, are specifically incorporated by reference and form an integral part of this Prospectus:

•	our Annual Information Form dated March 21, 2011 (the “AIF”);

•	our audited financial statements for the fiscal year ended December 31, 2010, including the notes thereto, together with the auditor’s report thereon;

•	our Management’s Discussion and Analysis of the audited financial statements for the fiscal year ended December 31, 2010;

•
our material change report dated and filed January 7, 2011 related to the closing of a portion of the over-allotment option granted under our final long form prospectus dated December 9, 2010 (the “IPO Prospectus”);

•	our material change report dated February 4, 2011, filed February 22, 2011 related to the conversion of the convertible note (the “Note”) issued to Silver Standard into 3,625,500 Common Shares;

•	our material change report dated and filed February 16, 2011 related to the appointment of Tom S.Q. Yip as a Director of the Company;

•	our material change report dated and filed February 23, 2011 related to the updated mineral resource estimate at the Snowfield Project (as defined below);

•	our material change report dated and filed March 18, 2011 related to the updated mineral resource estimate at the Brucejack Project (as defined below); and

•	our material change report dated and filed March 18, 2011 related to the Company’s early adoption of International Financial Reporting Standards.

Any document of the type referred to in Section 11.1 of Form 44-101F1 – Short Form Prospectus filed by the Company with a securities commission or any similar authority in Canada after the date of this Prospectus and prior to the termination of the distribution under the Secondary Offering shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, “Pretivm”, the “Company”, “we” or “us” refers to Pretium Resources Inc. and its direct and indirect subsidiaries as constituted on the Closing Date. Unless otherwise indicated, all information in this Prospectus assumes that the Over-Allotment Option has not been exercised.

We prepare our financial statements in conformity with International Financial Reporting Standards, and present such financial statements in Canadian dollars. All dollar amounts in this Prospectus are expressed in Canadian dollars, except as otherwise indicated. References to “$” or “dollars” are to Canadian dollars and references to “US$” are to United States dollars.

EXCHANGE RATE INFORMATION

The following table sets forth, for each period indicated, the exchange rates of the Canadian dollar to the U.S. dollar at the end of such period and the highest, lowest and average exchange rates for such period (such rates, which are expressed in Canadian dollars, are based on the noon buying rate for U.S. dollars reported by the Bank of Canada).

	Year ended December 31,
	2008	2009	2010
Rate at the end of period	$0.8166	$0.9555	$1.0054
Average rate during period	$0.9381	$0.8757	$0.9709
Highest rate during period	$1.0289	$0.9716	$1.0054
Lowest rate during period	$0.7711	$0.7692	$0.9278

On April 1, 2011, the Bank of Canada noon spot exchange rate for the purchase of one United States dollar using Canadian dollars was $0.9629 ($1.00 = US$1.0385).

TECHNICAL INFORMATION

Certain technical information relating to the Brucejack Project and Snowfield Project contained in this Prospectus is derived from, and in some instances is an extract from, the report entitled “Technical Report and Updated Resource Estimates on the Snowfield-Brucejack Project” (the “April Report”) dated April 4, 2011, which was prepared by Tracy Armstrong, P.Geo., Fred H. Brown, Pr.Sc.Nat. and Eugene Puritch, P.Eng. of P&E Mining Consultants Inc. (“P&E”), Gregory R. Hollett of AMC Mining Consultants (Canada) Ltd. (“AMC”), Lori-Ann Wilchek, P. Eng. and H. Warren Newcomen, P. Eng., of BGC Engineering Inc. (“BGC”) and Paul Greisman, P.Eng. of Rescan Environmental Services Ltd. (“Rescan”) and Hassan Ghaffari, P.Eng., of Wardrop Engineering Inc. (“Wardrop”), in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).  Certain technical information in the April Report relating to the Brucejack Project and the Snowfield Project (together, the “Combined Project”) is based on information in a previously filed preliminary economic assessment which was previously filed on the Company’s profile at www.SEDAR.com.

Technical information in this Prospectus not contained in the April Report has been prepared under the supervision of Mr. Kenneth C. McNaughton, M.A.Sc., P.Eng., Pretivm’s Vice President and Chief Exploration Officer, who is a “qualified person” under NI 43-101. Mr. McNaughton has reviewed the test data underlying the exploration results and has reviewed and approved the description of these exploration results.

Reference should be made to the full text of the April Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s profile on SEDAR at www.sedar.com. Alternatively, a copy of the April Report may be inspected until the day that is thirty days after the date hereof during normal business hours at the Company’s head office and at the offices of our Canadian legal counsel, Fasken Martineau DuMoulin LLP.

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, our counsel with respect to Canadian legal matters, and Blake, Cassels & Graydon LLP, counsel to the Underwriters with respect to Canadian legal matters, based on the current provisions of the Income Tax Act (Canada) (the "Tax Act"), the regulations thereunder (the "Regulations") and any proposals to amend the Tax Act and the Regulations publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, the Offered Shares and Warrants offered hereby, if issued on the date hereof would be "qualified investments" under the Tax Act and the Regulations for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts (collectively, "Deferred Plans"), provided that in the case of the Warrants either (i) the Company deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under the governing plan of the Deferred Plan or (ii) the Warrants are listed on a "designated stock exchange" (which includes the TSX).

           Notwithstanding the foregoing, a holder of Offered Shares or Warrants will be subject to a penalty tax if any of the securities are held in a tax-free savings account ("TFSA") and are a "prohibited investment" for a TFSA under the Tax Act.  However, the securities will not be prohibited investments for a TFSA held by a particular holder provided the holder deals at arm's length with the Company for the purposes of the Tax Act, and does not have a "significant interest" (as defined in the Tax Act) in either the Company or a person or partnership that does not deal at arm's length with the Company for the purposes of the Tax Act.  Holders should consult their own tax advisors as to whether the Offered Shares or Warrants will be prohibited investments in their particular circumstances.

The 2011 Federal Budget proposes to extend the concept of “prohibited investment” to registered retirement savings plans and registered retirement income funds.  Holders should consult their own tax advisors in this regard.

CAUTIONARY NOTE FOR UNITED STATES INVESTORS

Technical disclosure regarding our properties included herein (the “Technical Disclosure”) has not been prepared in accordance with the requirements of United States securities laws. Without limiting the foregoing, the Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of SEC Industry Guide 7, and resource information contained in the Technical Disclosure may not be comparable to similar information disclosed by U.S. companies.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.

Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in the Technical Disclosure may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

v

CORPORATE STRUCTURE AND OVERVIEW

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) on October 22, 2010. Our head office is located at 570 Granville Street, Suite 1600, Vancouver, British Columbia, V6C 3P1 and our registered office is at 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Intercorporate Relationships

We have one material wholly-owned subsidiary, Pretium Exploration Inc. (formerly 0890693 B.C. Ltd.) (“Pretivm Exploration”), which holds the Combined Project Assets (as defined below).

GENERAL DEVELOPMENT AND BUSINESS OF THE COMPANY

Overview

We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas.  Our initial projects are the Brucejack Project and the Snowfield Project, which are advanced stage exploration projects located in northwestern British Columbia.  We intend to continue exploration of these projects with a focus on expanding, and increasing the quality of, resources and advancing engineering studies on the higher grade underground and open pit opportunities at the projects.  See “General Development and Business of the Company — Strengths”.

The Brucejack Project (the “Brucejack Project” or “Brucejack”) is a gold-silver exploration project located approximately 65 kilometres north of the town of Stewart in northwest British Columbia.  As at February 18, 2011, measured mineral resources at the Brucejack Project total 0.85 million ounces of gold and 28.42 million ounces of silver. Indicated mineral resources at the Brucejack Project total 7.34 million ounces of gold and 87.78 million ounces of silver. Inferred mineral resources at the Brucejack Project total 12.56 million ounces of gold and 151.22 million ounces of silver. All figures are at a cut-off grade of 0.30 grams/tonne (“g/t”) gold equivalent (“AuEq”) for the Brucejack Project.  In addition, grade and tonnage estimates within the 0.30 grams of gold-equivalent per tonne optimized pit shell at a cut-off grade of 5.00 grams of gold-equivalent per tonne, contain gold and silver resources of:

•
903,000 ounces of gold and 21.9 million ounces of silver in the Measured and Indicated mineral resource categories (3.7 million tonnes grading 7.66 grams of gold and 185.84 grams of silver per tonne); and

•	1.9 million ounces of gold and 7.5 million ounces of silver in the Inferred resource category (4.7 million tonnes grading 12.5 grams of gold and 49.2 grams of silver per tonne).

See “Details of the Brucejack Project – Mineral Resource Estimate”.

The Snowfield Project (the “Snowfield Project” or “Snowfield”) is a gold-copper exploration project located immediately north of the Brucejack Project.  As at February 18, 2011, measured mineral resources at the Snowfield Project total 4.98 million ounces of gold, 380 million pounds of copper and 10.33 million ounces of silver. Indicated mineral resources at the Snowfield Project total 20.93 million ounces of gold, 2.6 billion pounds of copper and 65.44 million ounces of silver. Inferred mineral resources at the Snowfield Project total 9.03 million ounces of gold, 1.1 billion pounds of copper and 50.96 million ounces of silver. All figures are at a cut-off grade of 0.30 g/t AuEq for the Snowfield Project.  The Snowfield Project also contains molybdenum and rhenium. See “Details of the Snowfield Project – Mineral Resource Estimate”.

Strategy and Objectives

Our strategy is to grow our business through exploration and acquisition of quality precious metals projects. The Snowfield Project and the Brucejack Project are our initial projects. We intend to continue exploration of these projects with a focus on expanding and increasing the quality of resources and advancing engineering studies on the higher grade underground and open pit opportunities at the projects.  We are committed to growth through both grass roots exploration and using our extensive industry experience to seek out superior precious metal opportunities.

Strengths

Higher Grade Opportunity at Brucejack

At Brucejack, grade and tonnage estimates within a 0.30 grams of gold-equivalent per tonne optimized pit shell at a cut-off grade of 5.00 grams of gold-equivalent per tonne, contain gold and silver resources of:

•
903,000 ounces of gold and 21.9 million ounces of silver in the Measured and Indicated mineral resource categories (3.7 million tonnes grading 7.66 grams of gold and 185.84 grams of silver per tonne); and

•	1.9 million ounces of gold and 7.5 million ounces of silver in the Inferred mineral resource category (4.7 million tonnes grading 12.5 grams of gold and 49.2 grams of silver per tonne).

Figure 1:                      Resource Comparison: High-Grade Gold Deposits

Source: Intierra Ltd., except for information relating to the Brucejack Project, which is from the April Report.

The higher grade resource occurs largely in the West Zone and the recently discovered Valley of the Kings Zone, with smaller portions of the resource in the Shore Zone and West Zone Footwall.  An isometric drawing looking east showing the Shore Zone, West Zone, West Zone Footwall and Valley of the Kings Zone is shown below in Figure 2.  Blocks estimated at 10 g/t AuEq or higher have been displayed.

Figure 2:                      Isometric View of Shore, West, West Footwall and Valley of the Kings Zones

The Brucejack Project to date comprises nine modeled deposits. Grade capping levels were derived for each resource domain from examination of probability and capping graphs. For the Valley of the Kings Zone, which provided intersections of up to 16.95 kg per tonne of gold over 1.5 metres, estimation was done using Median Indicator Kriging and all high-grade intersections above 130 grams per tonne gold were capped at 130 grams of gold per tonne, including the 16.95 kg of gold per tonne intersection.

Figure 3:                      Valley of the Kings Zones High Grade Intercepts Projected on a Plane Looking East

Preliminary Economic Assessment Underway on Higher Grade at Brucejack

We have initiated a preliminary economic assessment examining the economics of a higher grade mining operation at the Brucejack Project. The West Zone was previously the focus of an extensive exploration program between 1986 and 1990 including 49,800 metres of drilling and over five kilometers of underground development (outlined in black in Figure 4).  A plan view of the West Zone and existing underground development is shown in Figure 4, with Section 5080S, a cross-section through the West Zone, shown in Figure 5.

A feasibility study contemplating a 350 tonne/day operation at the West Zone was completed in 1990, prior to the implementation of NI 43-101 and, accordingly, was and is not NI 43-101 compliant.  A Project Approval Certificate was issued in respect of the project by the Minister of Sustainable Resource Management and Minister of Energy and Mines for the Province of British Columbia. The certificate as amended expired in 2006.  The preliminary economic assessment will use the historical data as well as results of the 2009 and 2010 drill programs and is expected to be completed in the third quarter of 2011.

Figure 4:                      West Zone Vein Location Plan and Location of Section 5080S

Figure 5:                      West Zone Section 5080 S

3000
3100
3200
1400m
1300m
1200m
1100m
Surface
R-1
R-2
R-4
R-5
R-6
R-7
R-8
?
0
50
100
METRES

Veins(m)	Width	Strike	Depth	Ag : Au
R-1	<0.5m	50m	65m	110 : 1
R-2	<1.0m	125m	250m	75 : 1
R-4	<2.0m	<100m	280m	60 : 1
R-5	1m	60m	200m	40 : 1
R-6	<1m	250m	200m	60 : 1
R-7	<1m	30m	35m	65 : 1
R-8	4m	80m	190m	20 : 1

Pretium Resources Inc.

SULPHURETS - BRUCESIDE PROJECT

WEST ZONE

SECTION 5080 S

JUN. 1999 | SCALE: AS SHOWN

Potential to Increase Resources and Grade at Brucejack

Planning is underway for the 2011 exploration program at Brucejack.  Drilling planned for 2011 will be concentrated on the known areas of high-grade mineralization with the intention of (a) tightening the drill spacing to increase the level of confidence to move Inferred mineral resources to Measured and Indicated mineral resource categories and to improve knowledge of the continuity of the high-grade mineralization for the Valley of the Kings Zone and other high-grade zones, (b) testing the high-grade mineralization to depths greater than the current 650 metres and (c) following up on a number of high-grade intercepts encountered in the 2009 and 2010 drill programs that are not sufficiently defined to be included in the high-grade resource.  The mineralization at Brucejack remains open in all directions.

A long section of certain of the known Brucejack zones of mineralization is shown in Figure 6.

Figure 6:                      Long Section Through Brucejack Zones – Looking East

Bulk-Tonnage Opportunity at Brucejack

As at February 18, 2011, measured mineral resources at the Brucejack Project total 0.85 million ounces of gold and 28.42 million ounces of silver. Indicated mineral resources total 7.34 million ounces of gold and 87.78 million ounces of silver. Inferred mineral resources total 12.56 million ounces of gold and 151.22 million ounces of silver. All figures are at a cut-off grade of 0.30 g/t AuEq for the Brucejack Project.

Figure 7:                      Resource Comparison: Brucejack Bulk Tonnage

Source: Intierra Ltd.

Combined Project Among the Largest Gold Deposits in North America

The Combined Project includes claims totalling more than 5,000 hectares in north-western British Columbia and constitutes one of the five largest gold-copper mineral systems in North America, based on total contained gold resources, as demonstrated in the chart below.

Figure 8:                      North American Gold Deposits: Total Gold Resources (million ounces)

Source: Intierra Ltd.

As at February 18, 2011, measured mineral resources at the Snowfield Project total 4.98 million ounces of gold, 380 million pounds of copper and 10.33 million ounces of silver. Indicated mineral resources total 20.93 million ounces of gold, 2,600 million pounds of copper and 65.44 million ounces of silver. Inferred mineral resources total 9.03 million ounces of gold, 1,100 million pounds of copper and 50.96 million ounces of silver. All figures are at a cut-off grade of 0.30 g/t AuEq for the Snowfield Project.  The Snowfield Project also contains molybdenum and rhenium.  Measured mineral resources at the Brucejack Project total 0.85 million ounces of gold and 28.42 million ounces of silver. Indicated mineral resources total 7.34 million ounces of gold and 87.78 million ounces of silver. Inferred mineral resources total 12.56 million ounces of gold and 151.22 million ounces of silver. All figures are at a cut-off grade of 0.30 g/t AuEq for the Brucejack Project. For further information regarding the mineral resources of the Snowfield Project and the Brucejack Project, please see “Details of the Snowfield Project — Mineral Resource Estimate” and “Details of the Brucejack Project — Mineral Resource Estimate”.

Based on the April Report, annual production at the Combined Project is expected to average approximately 700,000 ounces of gold, 4.2 million ounces of silver and 44.6 million pounds of copper in addition to molybdenum and rhenium by-products over a 27 year mine life. Production figures are based on a mill feed and processing rate of 120,000 tonnes per day. Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The predevelopment option in the April Report has not been updated to take into account the current mineral resource estimates for the Brucejack Project and the Snowfield Project.

Experienced and Proven Management

Our President and Chief Executive Officer, Robert A. Quartermain, has spent over 35 years in the resource industry, from grassroots prospecting through mine development, working both in Canada and internationally. He has considerable experience with precious metals deposits and, from his recent position as President and Chief Executive Officer of Silver Standard, is intimately familiar with the Snowfield Project and the Brucejack Project. During his time as its Chief Executive Officer, Mr. Quartermain grew Silver Standard from a small exploration company, with exploration properties and a market capitalization of $2 million, to a company with a producing mine, five advanced exploration and development properties, a pipeline of eight early stage exploration properties and a market capitalization of $1.9 billion as at January 2010. Mr. Quartermain intends to advance the Snowfield Project, the Brucejack Project or the Combined Project, while at the same time building a team to create shareholder value through the exploration and acquisition of other precious metal projects.

Our Vice President, Chief Development Officer, Joseph Ovsenek, is a professional engineer and lawyer with over 20 years of management and legal experience leading the growth of public resource companies. Prior to joining Pretivm, he served for 15 years in senior management roles for Silver Standard, most recently as Senior Vice President, Corporate Development.  At Silver Standard, he was responsible for directing corporate strategic development, the negotiation and structuring of financings and transactions, as well organizational development.

Our Vice President, Chief Exploration Officer, Kenneth McNaughton, is a professional geological engineer with over 20 years of global experience developing and leading mineral exploration programs. He was most recently Senior Vice President, Exploration for Silver Standard where he had been responsible for all exploration programs since 1991, including all exploration programs at the Brucejack Project and Snowfield Project.

Preliminary Economics

The April Report demonstrates the value of the Combined Project. The pre-tax net present value of the Combined Project is US$2.3 billion using a 5% discount rate and US$878/oz gold price. Value can be attributed to, among other things, industry competitive life of mine operating costs of $10.20 per tonne milled.

Economic Returns	Base Case Scenario
Net Present Value (5.0% discount rate, US$ million)	2,302
Internal Rate of Return (%)	12.4
Payback (years)	5.3
Mine Life (years)	27
Au (US$/ounce)	878
Ag (US$/ounce)	14.50
Mo (US$/pound)	17.00
Re (US$/kg)	7,811
Cu (US$/pound)	2.95

Potential to Increase Project Economics

The economic analysis in the April Report has not been updated to take into account the current mineral resource estimates for the Brucejack Project and the Snowfield Project.  With the significant increase in bulk-tonnage resources and the definition of a higher grade resource at the Brucejack Project, we are assessing various alternatives for advancing the Combined Project to pre-feasibility. In addition, we will explore options for project development synergies that may be possible with other bulk mining opportunities in the region.

Politically Stable and Mining-Friendly Jurisdiction with Supportive Infrastructure

Canada is among the most mining friendly jurisdictions in the world, based on a recent survey conducted by the Fraser Institute and a study completed by Behre Dolbear Group Inc. The Combined Project is adjacent to the KSM properties owned by Seabridge Gold Inc. (“Seabridge”) and is in proximity to the historical Eskay Creek Mine owned by Barrick Gold Corporation.

In March 2010, BC Hydro approved plans for the Northwest Transmission Line and construction is expected to be completed by the winter of 2012. An Environmental Assessment Certificate was granted in February 2011.  The 287 kilovolt transmission line will stretch 335 kilometres between Terrace and Bob Quinn Lake, British Columbia and will bring power along Highway 37 within approximately 40 kilometres of the Combined Project. Other projects that will rely on the Northwest Transmission Line include Seabridge’s KSM properties, Imperial Metals Corporation’s Red Chris project and NovaGold Resources Inc.’s Galore Creek project.

A new 24 kilometre long road will be required to join the Combined Project processing facilities to Highway 37 and will provide excellent transportation accessibility. Highway 37 connects to the bulk shipping ports of Stewart Bulk Terminals in Stewart and Ridley Terminal in Prince Rupert, an ice-free shipping port which is accessible to store and ship concentrates. Such material is currently being shipped from the Wolverine and Huckleberry mines via this terminal.

Acquisition of the Combined Project Assets

Pretivm acquired the Brucejack Project and the Snowfield Project together with other associated assets (the “Combined Project Assets”) pursuant to the Acquisition Agreement with Silver Standard, for an aggregate acquisition price of $450 million, consisting of a cash payment of $215,020,000 and the issuance of a total of 36,163,333 shares, including those issued upon conversion of the Note, or approximately 42.31% of our issued and outstanding Common Shares calculated on a fully-diluted basis the (“Acquisition”).

Pursuant to the Acquisition Agreement, Silver Standard granted Pretivm an option to acquire the interest of Silver Standard and its affiliates, to the extent freely transferrable or transferrable with consent, in mineral and property rights over the area to the east between the Combined Project and Highway 37 and to the south between the Combined Project Assets and Stewart and certain other assets. The option was exercised for $100 on January 19, 2011.  The Company is currently finalizing the transfer of some of the assets included in the option.

We entered into an investor rights agreement (the “Investor Rights Agreement”) with Silver Standard that provides that, as long as Silver Standard and its affiliates hold at least 10% of the issued and outstanding Common Shares:

•
Silver Standard is entitled to nominate to serve as members of our Board such number of nominees as is equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of the Common Shares and securities convertible or exchangeable into Common Shares held by Silver Standard multiplied by the number of directors comprising the Board (rounded to the nearest whole number of nominees);

•
Silver Standard and its affiliates have the right to maintain their proportionate ownership of our Common Shares by participating pro rata in the issuance by us of Common Shares (save in respect of equity compensation plans); and

•	Silver Standard and its affiliates have the right to sell their Common Shares by participating pro rata in prospectus offerings by us (to a maximum of 20% of any such offering).

We also entered into a transition services agreement (the “Transition Services Agreement”) with Silver Standard pursuant to which, among other things, Silver Standard provides us with certain administrative services for the purpose of transitioning the ownership of the Combined Project Assets, which may include providing, at the request of Pretivm, general corporate management and support services in respect of financings; reception, secretarial, office management and communications services; use of general office equipment and office supplies; day-to-day cash management, bookkeeping and ongoing record keeping services; support services in relation to communications with shareholders of Pretivm for regulatory purposes, including annual and quarterly reports, shareholder mailings and meetings; attending to filings and reporting as may be required in the normal course of business with applicable governmental and regulatory authorities on behalf of Pretivm; maintaining records in relation to the mineral properties of Pretivm, including filing of assessment work; and communicating with Pretivm’s professional advisors, including, without limitation, its solicitors, auditors, fiscal agents and independent consultants, with respect to general corporate matters regarding Pretivm. Unless terminated earlier in accordance with its terms, the Transition Services Agreement terminates on December 21, 2011. We have the right to terminate the Transition Services Agreement at any time on 30 days’ written notice. Silver Standard has the right to terminate the Transition Services Agreement with effect at any time from and after the date which is six months after the date of Closing on 60 days’ prior written notice. Silver Standard is paid a fee under the Transition Services Agreement calculated as its cost of providing the services plus a 10% mark-up. The costs incurred by us under the Transition Services Agreement as at the date of this Prospectus have not been material and we do not expect that the costs incurred by us in the future will be material.

Silver Standard agreed not to sell any Common Shares or any securities giving the right to acquire Common Shares, or agree or announce any intention to do so, at any time prior to 180 days after December 21, 2010, the date of the closing of our initial public offering, without the prior consent of the Lead Underwriters, under an underwriting agreement dated December 9, 2010.

DETAILS OF THE BRUCEJACK PROJECT

Unless otherwise stated, the technical information, tables and figures that follow relating to the Brucejack Project are derived from, and in some instances are extracts from, the April Report.  Please refer to our AIF in the section “Details of the Brucejack Project” for information regarding accessibility, climate, local resources, infrastructure and physiography of the Brucejack Project.

Property Description and Location

The Brucejack Project is situated at approximately latitude 56°28’20″N by longitude 130°11’31″W, approximately 950 km northwest of Vancouver, 65 km north-northwest of Stewart, and 21 km south-southeast of the Eskay Creek Mine.  The Brucejack Project coordinates used in this report are located relative to the NAD83 UTM coordinate system. The Brucejack Project consists of six mineral claims totalling 3,199.28 ha in area.  The current resources, as reported on in the April Report, are comprised of nine different zones: the West, West Zone Footwall, Bridge, Bridge Zone Halo, Shore, Galena Hill, Gossan Hill, SG and Valley of the Kings Zones.

In 1999, 100% of the shares of Newhawk Gold Mines Ltd. (“Newhawk”), a junior resource company, were acquired by Silver Standard under a plan of arrangement. At the time, Newhawk owned the Snowfield Project and Brucejack Project (previously referred to as the Sulphurets property). Subsequent to the acquisition of Newhawk, the entire Snowfield Project and Brucejack Project mineral claims were reorganized and were held by 0777666 BC Ltd. (“0777666”), a wholly-owned subsidiary of Silver Standard which transferred the Combined Project Assets to Pretivm Exploration prior to its acquisition by the Company on December 21, 2010.

Mineral Resource Estimate

1002 drill holes were available in the database and, of those, 908 were used to estimate the current resources.  Conceptual Lerchs-Grossman optimized pit shells were developed based on all available mineral resources (Measured, Indicated and Inferred).  Commodity prices were based on the three-year trailing average as of December 31, 2010.  The results from the optimized pit-shells are used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction.  All mineral resources were reported against a 0.30g/t gold equivalent cut-off, as constrained within the optimized pit shell.  Resources for three different pit shells were defined.

TABLE- BI BRUCEJACK ESTIMATED MINERAL RESOURCES BASED ON A CUT-OFF GRADE OF 0.30 G/T AuEq. (1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained (3)
				Gold (‘000 oz)	Silver (‘000 oz)
Measured	11.7	2.25	75.56	846	28,423
Indicated	285.3	0.80	9.57	7,338	87,782
M+I	297.0	0.86	12.17	8,184	116,205
Inferred	542.5	0.72	8.67	12,558	151,220
(1)
Mineral resources for the February 2011 estimate are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions.  Parameters used in the estimate include metals prices (and respective recoveries) of US$1,025/oz. gold (71%) and US$16.60/oz. silver (70%).  The pit optimization utilized the following cost parameters: Mining US$1.75/tonne, Processing US$6.10/tonne and G&A US$0.90/tonne along with pit slopes of 45 degrees.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.  The mineral resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

(3)	Contained metal may differ due to rounding.

TABLE- BII BRUCEJACK 5.00 G/T AuEq MINERAL RESOURCE GRADE & TONNAGE ESTIMATE(1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained (3)
				Gold (‘000 oz)	Silver (‘000 oz)
Measured	1.947	7.95	241.25	498	15,102
Indicated	1.722	7.33	123.19	406	6,820
M+I	3.669	7.66	185.84	903	21,922
Inferred	4.707	12.54	49.24	1,898	7,452
See footnotes (1), (2) and (3) to Table -BI.
(4)
The high-grade resource estimate is a subset of the bulk-tonnage resource estimate and as such is included within the bulk-tonnage resource estimate and is not in addition to the bulk-tonnage resource estimate.

TABLE- BIII BRUCEJACK 3.00 G/T AuEq MINERAL RESOURCE GRADE & TONNAGE ESTIMATE(1)(2)(3)(4)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained (3)
				Gold (‘000 oz)	Silver (‘000 oz)
Measured	3.495	5.43	177.98	610	19,999
Indicated	4.940	4.62	69.33	734	11,011
M+I	8.435	4.96	114.35	1,344	31,010
Inferred(2)	9.637	7.80	40.74	2,417	12,623
See footnotes (1), (2) and (3) to Table -BI.
(4)
The high-grade resource estimate is a subset of the bulk-tonnage resource estimate and as such is included within the bulk-tonnage resource estimate and is not in addition to the bulk-tonnage resource estimate.

Exploration and Development

Drilling planned for 2011 will be concentrated on the known areas of high-grade mineralization with the intention of (a) tightening the drill spacing to increase the level of confidence to move Inferred mineral resources to Measured and Indicated mineral resource categories and to improve knowledge of the continuity of the high-grade mineralization for the Valley of the Kings and other high-grade zones, (b) testing the high-grade mineralization to depths greater than the current 650 metres and (c) following up on a number of high-grade intercepts encountered in the 2009 and 2010 drill programs that are not sufficiently defined to be included in the high-grade resource.  The mineralization at Brucejack remains open in all directions.  We have also initiated a preliminary economic assessment examining the economics of a higher grade mining operation at the Brucejack Project.

DETAILS OF THE SNOWFIELD PROJECT

Unless otherwise stated, the technical information, tables and figures that follow relating to the Snowfield Project are derived from, and in some instances are extracts from, the April Report. Please refer to our AIF in the section “Details of the Snowfield Project” for information regarding accessibility, climate, local resources, infrastructure and physiography of the Snowfield Project.

Property Description and Location

The Snowfield Project is situated at latitude 56°31’5″N by longitude 130°12’18″W, immediately adjacent to the Brucejack Project.  The geographic centre of the property is at UTM coordinates 6,264,193 m north by 434,777 m east, Zone 09 (NAD 83), within NTS map sheet 104B/9 east.

Mineral Resource Estimate

192 drill holes were used to estimate the current resources. Conceptual optimized Whittle pit shells were developed based on all available mineral resources (Measured, Indicated and Inferred). Commodity prices are based on the three-year trailing average as of December 31, 2010. The results from the optimized pit-shells are used solely for the purpose of reporting mineral resources that have reasonable prospects for economic extraction.  All mineral resources were reported against a 0.30 g/t gold equivalent cut-off, as constrained within the optimized pit shell. Resources for three different pit shells were defined.

TABLE- SI SNOWFIELD ESTIMATED MINERAL RESOURCES BASED ON A CUT-OFF GRADE OF 0.30 G/T AuEq
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	189.8	0.82	1.69	0.09	97.4	0.57	4,983	10,332	0.38	40.8	3.5
Indicated	1,180.3	0.55	1.73	0.10	83.6	0.50	20,934	65,444	2.60	217.5	19.0
M+I	1,370.1	0.59	1.72	0.10	85.5	0.51	25,917	75,776	2.98	258.3	22.5
Inferred(2)	833.2	0.34	1.90	0.06	69.5	0.43	9,029	50,964	1.10	127.7	11.5
(1)
Mineral resources for the February 2011 estimate are defined within a Whittle optimized pit shell that incorporates project metal recoveries, estimated operating costs and metals price assumptions.  Parameters used in the estimate include metals prices (and respective recoveries) of US$1,025/oz. gold (71%), US$16.60/oz. silver (70%), US$3/lb. copper (70%), US$19/lb. molybdenum (60%) and rhenium US$145/oz (60%).  The pit optimization utilized the following cost parameters: Mining US$1.75/tonne, Processing US$6.10/tonne and G&A US$0.90/tonne along with pit slopes of 45 degrees.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.  The mineral resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

(3)	Contained metal may differ due to rounding. “Moly” refers to molybdenum. “Rhen” refers to rhenium.

TABLE- SII SNOWFIELD GRADE & TONNAGE ESTIMATE AT A 0.50 G/T AuEq CUT-OFF WITHIN THE 0.30 G/T AuEq OPTIMIZED PIT SHELL(1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	184.2	0.83	1.71	0.09	98.6	0.58	4,940	10,109	0.37	40.0	3.4
Indicated	1,087.4	0.58	1.78	0.11	86.4	0.50	20,271	62,049	2.64	207.1	17.5
M+I	1271.6	0.62	1.77	0.11	88.2	0.51	25,211	72,158	3.01	247.1	20.9
Inferred(2)	510.5	0.41	2.26	0.07	86.9	0.48	6,802	37,089	0.79	97.8	7.9
See footnotes (1), (2) and (3) to Table -SI.

TABLE- SIII SNOWFIELD GRADE & TONNAGE ESTIMATE AT A 1.50 G/T AuEq CUT-OFF WITHIN THE 0.30 G/T AuEq OPTIMIZED PIT SHELL (1)(2)(3)
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Copper (%)	Moly (ppm)	Rhen (ppm)	Contained (3)
							Gold (‘000 oz)	Silver (‘000 oz)	Copper (billion lbs)	Moly(3) (million lbs)	Rhen(3) (million oz)
Measured	38.8	1.62	1.77	0.08	126.6	0.84	2,022	2,209	0.07	10.8	1.0
Indicated	65.7	1.14	2.31	0.20	86.0	0.55	2,411	4,887	0.29	12.5	1.2
M+I	104.5	1.32	2.11	0.16	101.1	0.66	4,433	7,096	0.36	23.3	2.2
Inferred(2)	7.1	1.21	5.72	0.29	50.9	0.51	275	1,306	0.05	0.8	0.1
See footnotes (1), (2) and (3) to Table -SI.

The current, updated resources at the Snowfield Project were derived from modeling the main deposit at the Snowfield Project and subsequently defining resources in optimized pits at 0.30 g/t AuEq cut-off, 0.5 g/t AuEq cut-off and 1.5 g/t AuEq cut-off.  The resources are defined within Whittle optimized pit shells that incorporate project metal recoveries, estimated operating costs and metals price assumptions.

Exploration and Development

Given the significant increase in bulk-tonnage resources and the definition of a higher grade resource at the Brucejack Project, we have initiated a preliminary economic assessment of the Brucejack Project as a higher grade mining operation.  In addition, we intend to continue to advance the Snowfield Project and we will explore options for project development synergies that may be possible with other bulk mining opportunities in the region.  However, we will also continue to assess various alternatives for advancing the Combined Project to pre-feasibility.

THE COMBINED PROJECT DEVELOPMENT PLAN

Please see our AIF for a complete description of a predevelopment option based on the NI 43-101 compliant preliminary economic assessment as described in the April Report.  It examines the benefits of combining the mineral resources of the Combined Project operated as an open pit mine with an estimated 27 year mine life and life-of-mine waste to mineral stripping ratios averaging 0.57:1 (the Snowfield Project) and 2.95:1 (the Brucejack Project), with a mill feed rate of 120,000 tonnes per day.  The predevelopment option has not been updated to take into account the current mineral resource estimates for the Brucejack Project and the Snowfield Project contained in the April Report.

USE OF PROCEEDS

Pretivm will not receive any proceeds from the sale of Units under the Secondary Offering or, except in very limited circumstances, any exercise of the Warrants.  The net proceeds to Silver Standard from the Secondary Offering are estimated to be $94,500,000, after the Underwriters’ Fee of $5,000,000 and the expenses of the Secondary Offering, which are estimated to be $500,000.  If the Underwriters exercise the Over-Allotment Option in full to purchase an additional 1,500,000 Units at the Offering Price, the net proceeds to Silver Standard from the Secondary Offering are estimated to be $108,750,000.

CONSOLIDATED CAPITALIZATION

There will be no change to the share capital of Pretivm as a result of the Secondary Offering.  There have been no material changes in the share and loan capital of Pretivm since December 31, 2010, which is the end of the last period for which financial statements of Pretivm are incorporated by reference into this Prospectus, other than the issuance of 3,000,000 Common Shares of the Company on January 6, 2011 pursuant to the exercise of the over-allotment option granted to the underwriters under the IPO Prospectus and the issuance of 3,625,500 Common Shares to Silver Standard pursuant to the conversion of the Note on January 31, 2011.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Shares

Our authorized share capital consists of an unlimited number of Common Shares, without par value, and an unlimited number of Preferred Shares, without par value, which are issuable in series with such rights and restrictions as may be determined by the directors of the Company at the time of issuance. 85,470,086 Common Shares and no Preferred Shares were issued and outstanding as at the date of this Prospectus.

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of holders of other classes ranking in priority to the Common Shares with respect to the payment of dividends, on a pro rata basis.  Any alteration of the rights attached to the Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders.

Following completion of the Secondary Offering, Silver Standard will hold 26,163,333 Common Shares, representing 29.00% of the issued and outstanding Common Shares on a fully diluted basis calculated after the Closing but prior to any exercise of the Over-Allotment Option. Silver Standard will hold 24,663,333 Common Shares, representing 27.34% of the issued and outstanding Common Shares on a fully diluted basis if the Over-Allotment Option is exercised in full. See “Selling Shareholder”.

Warrants

The Warrants will be issued in registered form only under the Warrant Indenture, an agreement which will be dated as of the Closing Date, between the Company and Computershare Trust Company of Canada (the “Warrant Agent”).  Each whole Warrant will entitle its holder to purchase one Common Share at the Exercise Price of $12.50 at any time prior to 4:00 p.m. (Vancouver time) on the Expiry Date (the date that is twelve (12) months from the closing of the Secondary Offering), after which such Warrant will become null and void.  The Warrant Indenture requires us cause to be delivered to the holders of Warrants, upon the due exercise thereof, that number of Common Shares to which such holders are entitled.

There is currently no market through which the Warrants may be sold. Purchasers may not be able to sell the Warrants to be distributed under this Prospectus. The TSX has conditionally approved the listing of the Warrants (including the Over-Allotment Warrants) on the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX prior to June 20, 2011. In the unlikely event that Pretivm issues any Common Shares from treasury upon the exercise of Warrants, the Company intends to apply to the TSX to have such Common Shares listed. Listing of any such Common Shares will be subject to the Company fulfilling all of the listing requirements of the TSX.

Under the Delivery Agreement, to be dated as of the Closing Date, among the Company, Silver Standard and the Warrant Agent, as depositary and delivery agent, Silver Standard has irrevocably agreed to deliver, from its holding of Common Shares, Common Shares for delivery to the holders of Warrants upon the due exercise thereof.  To secure this obligation, Silver Standard has agreed, among other things, to pledge in our favour up to 5,750,000 Pledged Shares upon the Closing.

Upon the due exercise of the Warrants, the Warrant Agent will deliver to the holder of Warrants that number of Pledged Shares or other Common Shares delivered by the Selling Shareholder to which such holder of such exercised Warrants is entitled and the Warrant Agent will remit to the Selling Shareholder the funds received in payment of the aggregate Exercise Price of such Warrants.  In the event of a default by Silver Standard of its obligations under the Delivery Agreement which results in the Warrant Agent being unable to deliver to the holders of Warrants that number of Pledged Shares to which the holders of Warrants are entitled, we will issue or cause to be delivered to the Warrant Agent the required number of Common Shares at a price per Common Share equal to the Exercise Price of the Warrants and an equivalent number of Pledged Shares will automatically be cancelled at that same price per Common Share.  The Warrant Agent will credit us the full amount of the funds received in payment of the aggregate Exercise Price of the Warrants, debit us the full amount of the purchase price for the Pledged Shares cancelled and remit that amount to the Selling Shareholder.

Until the due exercise of the Warrants, dividends and other distributions, if any, in respect of the Pledged Shares will be paid to, or to the order of, the Warrant Agent, as registered holder of the Pledged Shares.  The Warrant Agent will remit such dividends and other distributions to Silver Standard.  Dividends declared on the Pledged Shares will not accrue to holders who exercise their Warrants after the record date in respect of such dividends.  The right to vote attached to the Pledged Shares will be exercised by the Warrant Agent in accordance with the written instructions of Silver Standard.

In the event that any Pledged Shares remain with the Warrant Agent from and after 4:00 p.m. (Vancouver time) on the Expiry Date, the Warrant Agent will deliver to Silver Standard a certificate representing any such remaining Pledged Shares.

The Delivery Agreement provides that Silver Standard will indemnify us and hold us harmless against any and all losses, damages or liabilities to which we may become subject arising out of or based upon any default of Silver Standard under the Delivery Agreement and against certain additional losses, damages or liabilities to which we may become subject arising specifically out of or based upon the issue of the Warrants or the Warrant Indenture.

The Warrant Indenture will provide for adjustments to the Exercise Price or to the number of Common Shares deliverable upon the exercise of the Warrants upon the occurrence of certain events, including:

(a)	the issuance of Common Shares as an extraordinary dividend on the Common Shares;

(b)	subdivisions, consolidations or certain reclassifications of the Common Shares;

(c)
the issuance, to the holders of Common Shares generally, of rights, option or warrants (expiring within 45 days after the record date for determining shareholders entitled to receive them) to subscribe for Common Shares at less than 95% of the current market price of such Common Shares; or

(d)
the distribution, by way of an extraordinary dividend, to the holders of Common Shares generally, of shares other than Common Shares, or evidences of indebtedness, cash, assets, rights, options or warrants (other than those mentioned above) to subscribe for Common Shares or to acquire assets from us.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable on the exercise of the Warrants and/or the exercise price per security in the event of the following additional events: (i) reorganization, reclassification or other change of the Common Shares into other securities; (ii) consolidation, amalgamation or arrangement of the Company with or into another entity (other than consolidations, amalgamations or arrangements which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); or (iii) a sale of all or substantially all of the Company’s assets to another entity in which the holders of Common Shares are entitled to receive shares, other securities or property, including cash.

No adjustment will be required to be made with respect to the Warrants until the cumulative adjustments amount to 1% or more of the Exercise Price or of the number of Common Shares which may be purchased upon the exercise of the Warrants; however, any such adjustment which does not have to be made will be carried forward and will be taken into account should there be any subsequent adjustment.

Pursuant to the Delivery Agreement, Silver Standard will be required to deliver from its holdings of Common Shares any additional Common Shares which may, as a consequence of any of the foregoing adjustments, be deliverable upon the exercise of the Warrants.  Such additional Common Shares must be delivered by Silver Standard within 10 days after its receipt of such additional Common Shares upon the completion of any such adjustment.

No fractional Common Shares will be delivered and no cash or other consideration will be paid upon the exercise of any Warrant.  Holders of Warrants will have no voting rights or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, Pretivm and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing effects or inconsistencies or making any change that, in the opinion of the Warrant Agent, do not prejudice the rights of the Warrant Agent or the holders of the Warrants.  Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the holders of the Warrants may only be made by extraordinary resolution of the Warrant holders, which will be defined in the Warrant Indenture as a resolution either (i) passed at a meeting of the holders of the Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the then outstanding Warrants (or at least 50% of such holders if any amendment would increase the Exercise Price per security, decrease the number of Common Shares deliverable upon the exercise of the Warrants or shorten the term of the Warrants), or such lesser percentage constituting a quorum as set out in the Warrant Indenture and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the then outstanding Warrants that are represented and voted at the meeting; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the then outstanding Warrants.

The foregoing summary of certain of the principal provisions of the Warrant Indenture, the Warrants and the Delivery Agreement is a summary only and is qualified in its entirety by reference to the provisions of the Warrant Indenture, the Warrants and the Delivery Agreement.

DIVIDEND POLICY

We have not, since the date of incorporation, declared or paid any dividends on our Common Shares, and do not currently have a policy with respect to the payment of dividends. For the foreseeable future, we anticipate that we will retain future earnings and other cash resources for the operation and development of our business. The payment of dividends in the future will depend on the earnings, if any, and our financial condition and such other factors as our directors consider appropriate.

PRIOR SALES

The following table includes details of the sales of Pretivm securities within the 12 months prior to the date of this Prospectus:

Date	Number	Type of Share	Proceeds ($)	$ per Security
October 22, 2010	1	Common	1	1
October 27, 2010	1	Series A Preferred	1,500,000	1,500,000(1)
December 21, 2010	44,170,000	Common	265,020,000	$6
December 21, 2010	32,537,833	Common	195,226,998	$6(2)
January 6, 2010	3,000,000	Common	18,000,000	$6
January 31, 2011	3,625,500	Common	21,753,000	$6(2)
(1)
The Series A Preferred Share issued to Robert A. Quartermain was converted on December 21, 2010 into 2,136,752 Common Shares, equal to 2.5% of the issued and outstanding Common Shares on a fully diluted basis as at the closing of the initial public offering and the Acquisition.

(2)	These shares were issued in payment of a portion of the purchase price for the Combined Project Assets under the Acquisition Agreement with Silver Standard at a deemed price of $6.00 per Common Share.

TRADING PRICE AND VOLUME

The following table set out the price ranges (high, low and close) and the volume traded for the Common Shares as quoted on the TSX for the periods indicated:

	TSX
Period	High ($)	Low ($)	Close ($)	Volume (Shares)
April 1, 2011	$10.09	$9.77	$10.00	762,997
March 2011	$14.19	$9.42	$9.92	7,423,776
February 2011	$11.49	$6.35	$10.41	5,161,555
January 2011	$6.60	$6.01	$6.30	3,962,915
December 21 – 31, 2010	$6.49	$5.75	$6.39	2,940,900

The closing price of the Common Shares on the TSX on April 1, 2011, the last trading day before the date hereof, was $10.00 per Common Share.

SELLING SHAREHOLDER

The Selling Shareholder in this Secondary Offering is Silver Standard.  Silver Standard acquired all of the Common Shares that it holds as partial payment of the purchase price for the Combined Project Assets, at a deemed price of $6.00 per Common Share (being the issue price of the Common Shares under our initial public offering), with 32,537,833 Common Shares being issued to Silver Standard upon the closing of the Acquisition on December 21, 2010 and an additional 3,625,500 Common Shares being issued to Silver Standard at a deemed price of $6.00 per Common Share upon conversion of the Note on January 31, 2010.  The aggregate value of these securities was $216,979,998.

The following table sets out information concerning Silver Standard’s ownership of Common Shares as of the closing of business on April 1, 2011, on an undiluted basis:

Name	Type of Ownership	Common Shares owned Prior to Secondary Offering		Number of Common Shares being Distributed	Common Shares owned Following the Secondary Offering
Silver Standard Resources Inc.	Registered	Number	Percentage	10,000,000(2)	Number	Percentage
		36,163,333	42.31(1)		26,163,333(3)	30.61(4)(5)

Notes:
(1)	40.08% of the issued and outstanding Common Shares on a fully diluted basis.
(2)
15,000,000 on a fully diluted basis, 11,500,000 Common Shares if the Over-Allotment Option is exercised in full and 17,250,000 on a fully diluted basis if the Over-Allotment Option is exercised in full.

(3)
21,163,333 Common Shares on a fully diluted basis, 24,663,333 Common Shares if the Over-Allotment Option is exercised in full and 18,913,333 Common Shares on a fully diluted basis if the Over-Allotment Option is exercised in full.

(4)	28.86% of the issued and outstanding Common Shares if the Over-Allotment Option is exercised in full.
(5)
29.00% on a fully diluted basis, 27.34% on a fully diluted basis if the Over-Allotment Option is exercised in full and 20.89% on a fully diluted basis if the Over-Allotment Option is exercised in full and assuming the exercise of all of the Warrants.

To the knowledge of the officers and directors of Silver Standard, the only persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of Silver Standard is Royce & Associates, LLC which holds 8,831,025 common shares of Silver Standard which is equal to approximately 11.07% of Silver Standard’s issued and outstanding common shares.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement dated March 31, 2011 among Pretivm, Silver Standard and each of the Underwriters, Silver Standard has agreed to sell 10,000,000 Offered Shares and we have agreed to deliver up to 5,000,000 Warrants and the Underwriters have agreed to purchase 10,000,000 Units, subject to the terms and conditions contained therein, at a price of $10.00 per Unit. The Offering Price and the terms of the Warrants were determined by negotiation among us, Silver Standard and the Underwriters.

In determining the Offering Price of the Units, the parties considered, among other things, prevailing market conditions, our capital structure, estimates of our business potential and earnings prospects, an overall assessment of our management and compared these factors in relation to market valuation of companies in related businesses.

Pursuant to the Underwriting Agreement, closing of the Secondary Offering is to occur on or about April 8, 2011, but in any event not later than the date that is 42 days after the date of the receipt for this Prospectus. The purchase price of $10.00 per Unit is payable by the Underwriters, who will be paid a cash fee of $0.50 per Unit sold pursuant to the Underwriting Agreement, with such fee being due and payable by Silver Standard at the Closing out of the proceeds of the Secondary Offering. The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units if any of the Units are purchased under the Underwriting Agreement.

The Underwriters have agreed to sell the Offered Shares and the Warrants only as Units. Each Unit will be separated into one Common Share and one half of one Warrant at the Closing of the Secondary Offering.  Under the Underwriting Agreement, Silver Standard has agreed that it will not, without the prior written consent of the Lead Underwriters, which consent may not be unreasonably withheld, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Common Shares or Warrants or other securities of the Company, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Company in connection with financing transactions at any time until 90 days following the closing of the Secondary Offering.  Under the Delivery Agreement, Silver Standard has agreed to pledge to the Company the Common Shares that would be required to be delivered pursuant to the due exercise of the Warrants.  Under the Underwriting Agreement, the Company and Silver Standard have agreed not to purchase in the market, by invitation to tender, by private contract or otherwise, all or any of the Warrants.

The Underwriting Agreement contains customary representations and warranties from each of the Company and Silver Standard, including representations from the Company with respect to the Snowfield Project and the Brucejack Project. Each of the Company and Silver Standard has agreed to indemnify the Underwriters, and certain related parties, against certain liabilities and expenses.

The Selling Shareholder has granted to the Underwriters the Over-Allotment Option to purchase the Over-Allotment Units on the same terms as set forth above, exercisable, in whole or in part at any time and from time to time, for a period of 30 days following the Closing Date solely to cover over-allocation, if any, and for market stabilization purposes. The Over-Allotment Option may be exercisable by the Underwriters in respect of (i) Over-Allotment Units at the Offering Price; (ii) Over-Allotment Shares at a price of $9.60 per Over-Allotment Share; (iii) Over-Allotment Warrants at a price of $0.40 per one half of one Over-Allotment Warrant; or (iv) any combination of Over-Allotment Units and/or Over-Allotment Shares and/or Over-Allotment Warrants, so long as the aggregate number of Over-Allotment Shares and Over-Allotment Warrants does not exceed 1,500,000 Over-Allotment Shares and 750,000 Over-Allotment Warrants.  This Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Units and/or Over-Allotment Shares and/or Over-Allotment Warrants.  If the Over-Allotment Option is exercised in full for Over-Allotment Units, the number of Units issued under the Secondary Offering will be 11,500,000, the aggregate price to the public will be $115,000,000, the Underwriters’ Fee will be $5,750,000 and the net proceeds to the Selling Shareholder will be $109,250,000.

We have agreed that we will not, without the prior consent of the Lead Underwriters, which consent may not be unreasonably withheld, offer, sell, or issue, or agree to offer, sell or issue, or enter into an arrangement to offer, sell or issue any Common Shares or other securities of the Company, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Company in connection with financing transactions at any time until 90 days following the closing of the Secondary Offering, other than options to acquire Common Shares pursuant to the Company’s existing stock option plan.

Price Stabilization, Short Positions and Passive Market Making

In connection with the Secondary Offering, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares or Warrants at levels other than those which otherwise might prevail on the open market, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Shares or Warrants while the Secondary Offering is in progress. These transactions may also include making short sales of the Common Shares or Warrants, which involve the sale by the Underwriters of a greater number of Common Shares or Warrants than they are required to purchase in the Secondary Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares or Warrants in the open market. In making this determination, the Underwriters will consider, among other things, the price of Common Shares or Warrants, as the case may be, available for purchase in the open market compared with the price at which they may purchase Over-Allotment Units, and/or Over-Allotment Shares and/or Over-Allotment Warrants through the Over-Allotment Option.

The Underwriters must close out any naked short position by purchasing Common Shares or Warrants in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares or Warrants in the open market that could adversely affect investors who purchase in the Secondary Offering.

In addition, pursuant to policies of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares or Warrants. The foregoing restrictions are subject to certain exceptions. The Underwriters may only avail themselves of such exceptions if the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares or Warrants. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Secondary Offering, the Underwriters may effect transactions which stabilize, maintain or support the market price of the Common Shares or Warrants at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time and shall not continue beyond a limited period after the Closing.

The Underwriters propose to offer the Units to the public initially as set forth on the cover page of this Prospectus. Without affecting the firm obligation of the Underwriters to purchase the Units at the Offering Price in accordance with the Underwriting Agreement, after the Underwriters have made a reasonable effort to sell all of the Units offered hereby at such price, the offering price to the public may be decreased and further changed from time to time to an amount not greater than the Offering Price. Such decrease in the Offering Price to the public will not affect the compensation to be paid by Silver Standard to the Underwriters, and it will not decrease the amount of the net proceeds of the Secondary Offering to Silver Standard.  As a result, any reduction in the Offering Price will be to the account of the Underwriters.

Subscriptions will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without prior notice. It is anticipated that one or more global certificates representing the Common Shares and Warrants will be issued and registered in the name of CDS or its nominee and will be deposited with CDS. No beneficial holder of such Common Shares or Warrants will receive definitive certificates representing their interest in such Common Shares or Warrants. Beneficial holders of Common Shares and Warrants will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Common Shares or Warrants is acquired. Certain other holders will receive definitive certificates representing their interest in Common Shares and Warrants.

There is currently no market through which the Warrants may be sold. The TSX has conditionally approved the listing of the Warrants (including the Over-Allotment Warrants) on the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX prior to June 20, 2011. In the unlikely event that Pretivm issues any Common Shares from treasury upon the exercise of Warrants, the Company intends to apply to the TSX to have such Common Shares listed. Listing of any such Common Shares will be subject to the Company fulfilling all of the listing requirements of the TSX.

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities qualified by this Prospectus within the United States or to U.S. persons, as defined in Regulation S under the U.S. Securities Act (a “U.S. person”). None of the Units, the Offered Shares, the Warrants or the Common Shares issuable upon exercise of the Warrants have been and or will be registered under the U.S. Securities Act, or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. Each Underwriter has agreed that, except as permitted by the Underwriting Agreement, it will not offer or sell the securities within the United States or to U.S. persons. The securities may be offered and sold to institutional “accredited investors” that satisfy the criteria set forth in Rule 501(a)(1), (2), (3), (4), (5), (6) or (7) under Regulation D of the U.S. Securities Act and to such other persons as may be agreed between the Company and the Underwriters. Moreover, the Underwriting Agreement will provide that the Underwriters will offer and sell the securities outside the United States only in accordance with Regulation S under the U.S. Securities Act

Dahlman Rose & Company, LLC is not registered as a dealer in any Canadian jurisdiction and, accordingly, will only sell Units into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Units in Canada.  For the purposes of Ontario securities laws, this Prospectus does not qualify the distribution of the Units sold in the United States in reliance on applicable private placement exemptions.

In addition, until 40 days after the commencement of the Secondary Offering, an offer or sale of securities within the United States by a dealer (whether or not participating in the Secondary Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from such registration requirements.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, Lawson Lundell LLP, counsel to Silver Standard, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is, at the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to persons who purchase Units. This summary is applicable only to a purchaser who, for purposes of the Tax Act and at all relevant times, deals at arm’s length with and is not affiliated with the Company or Silver Standard and who holds Warrants or Offered Shares acquired in each case under the Offering or Common Shares acquired upon the exercise of any Warrants as capital property.  A purchaser who meets all of the foregoing requirements is referred to as a “Holder” in this summary, and this summary only addresses such Holders.

Generally, the Offered Shares and Warrants will be capital property to a Holder provided that the Holder does not acquire or hold those Offered Shares in the course of carrying on a business of trading or dealing in securities or in a transaction or transactions considered to be an adventure or concern in the nature of trade.  Certain Holders who are resident in Canada and to whom the Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other “Canadian securities” as defined in the Tax Act, held by such persons in the taxation year of the election and in all subsequent taxation years deemed to be capital property.  This election does not apply to Warrants.  Holders should consult their own tax advisors regarding this election.

This summary does not apply to a Holder (i) that is a “financial institution” within the meaning of subsection 142.2(1) of the Tax Act, or a “specified financial institution” as defined in the Tax Act, (ii) an interest in which would be a “tax shelter investment” as defined in the Tax Act, (iii) to whom subsection 261(5) of the Tax Act applies by virtue of making a functional currency reporting election, or (iv) any other Holder with special tax status or subject to special tax rules in any jurisdiction, including (but not limited to) insurance companies, tax-exempt organizations, traders or dealers, or certain other special-purpose entities.

This summary is based on the facts set forth in this Prospectus, the current provisions of the Tax Act, the Regulations, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and counsels’ understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”).  No assurance can be provided that the Proposed Amendments will be enacted in their current form or at all. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it anticipate any changes in the administrative policies or assessing practices of the CRA.  This summary also does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ substantially from the Canadian federal income tax considerations.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular Holder.  It is not intended to be, and should not be construed as, legal or tax advice to any particular Holder.  Therefore, any persons contemplating a purchase of Units under the Offering should consult their own tax advisors with respect to their particular circumstances.

Status of Units

On the acquisition of a Unit, the Holder will be considered to have acquired the Offered Share and one half of one Warrant comprising the Unit.

Allocation of Purchase Price of Units

Holders will be required to allocate the cost of a Unit between the cost of the Offered Share and the cost of one half of one Warrant acquired under the Secondary Offering on a reasonable basis to determine their respective costs for purposes of the Tax Act.

Silver Standard has advised counsel that, for consolidated financial statement purposes, it intends to allocate approximately $9.60 to each Unit Share and $0.40 to each one half of one Warrant and that it believes that this allocation is reasonable. This allocation, however, is not binding on the CRA or on a Holder.

Currency

For the purposes of the Tax Act, all amounts relating to the Units must be expressed in Canadian dollars, including adjusted cost base, proceeds of disposition and dividends, and amounts denominated in U.S. dollars must be converted to Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the relevant date or such other rate of exchange that is acceptable to the CRA.

Residents of Canada

The following section of the summary applies to Holders who, for the purposes of the Tax Act, are resident, or are deemed to be resident, solely in Canada at all relevant times (herein “Canadian Holders”).

Exercise of Warrants

No gain or loss will be realized by a Canadian Holder upon the exercise of a Warrant to acquire a Common Share. When a Warrant is exercised, the Canadian Holder’s cost of the Common Share acquired thereby will be the aggregate of the Canadian Holder’s adjusted cost base of such Warrant, and the exercise price paid for the Common Share.  The cost to a Canadian Holder of a Common Share acquired under the exercise of a Warrant will be averaged with the adjusted cost base of any other Common Shares of the Company held by such Canadian Holder as capital property for the purpose of determining the Canadian Holder’s adjusted cost base of each Common Share.

Disposition and Expiry of Warrants

A disposition or deemed disposition by a Canadian Holder of a Warrant (other than upon the exercise thereof) will generally give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than such Canadian Holder’s adjusted cost base of the Warrant.  In the event of the expiry of an unexercised Warrant, the Canadian Holder will realize a capital loss equal to the Canadian Holder’s adjusted cost base of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Capital Gains and Capital Losses”.

Dividends on Offered Shares

Dividends received or deemed to be received on the Offered Shares by a Canadian Holder that is an individual (including most trusts) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules applicable to dividends received from taxable Canadian corporations, including the enhanced dividend tax credit rules applicable to any dividend designated by the Company as an “eligible dividend”.  There may be limitations on the ability of the Company to designate dividends as eligible dividends.  Taxable dividends received by an individual (including most trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

A Canadian Holder that is a corporation will be required to include dividends received or deemed to be received on the Offered Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, subject to all applicable restrictions under the Tax Act. Certain corporations, including “private corporations” or “subject corporations” (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33⅓% of the dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing taxable income.

Disposition of Offered Shares

A disposition of Offered Shares by a Canadian Holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, are greater (or less) than the Canadian Holder’s adjusted cost base of such Offered Shares. See “Capital Gains and Capital Losses” below.

The cost to a Canadian Holder of an Offered Share acquired pursuant to this Offering will be averaged with the adjusted cost base of any other Common Shares of the Company held by such Canadian Holder as capital property for the purpose of determining the Canadian Holder’s adjusted cost base of each Offered Share.

If the Canadian Holder is a corporation, any capital loss arising on a disposition of an Offered Share may, in certain circumstances, be reduced by the amount of dividends which have been received on the Offered Share, if any.  Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Capital Gains and Capital Losses

One-half of any capital gain realized on a disposition or deemed disposition of a Warrant or Offered Share will be included in income as a taxable capital gain and one-half of any capital loss realized on a disposition or deemed disposition of a Warrant or Offered Share may normally be deducted as an allowable capital loss against taxable capital gains realized in the taxation year of disposition. Any unused allowable capital losses may be applied to reduce taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to the provisions of the Tax Act in that regard.

A Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) also may be liable to pay an additional refundable tax of 6 ⅔% on its “aggregate investment income” for the year which will generally include taxable capital gains.

Individuals (including most trusts) may be subject to alternative minimum tax in respect of realized capital gains.

Non-Resident Holders

The following section summarizes the principal Canadian federal income tax considerations generally applicable to a Holder (i) who at all relevant times, for purposes of the Tax Act, is not and is not deemed to be resident in Canada; and (ii) who does not use or hold (and will not use or hold) and is not deemed to use or hold the Offered Shares or Warrants in, or in the course of, carrying on a business in Canada.  Holders who meet all of the foregoing requirements and those requirements set out at the beginning of this summary are referred to herein as “Non-Resident Holders”, and this section of the summary only addresses such Non-Resident Holders.  This summary does not apply to a Non-Resident Holder that is an insurer carrying on business in Canada or elsewhere.  Such Non-Resident Holders should consult their own tax advisors.

Taxation of Dividends

Dividends on the Offered Shares paid or credited or deemed under the Tax Act to be paid or credited to a Non-Resident Holder generally will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividends, subject to any applicable reduction in the rate of withholding under an income tax treaty between Canada and the country where such Non-Resident Holder is resident.  For example, a Non-Resident Holder that is a United States resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) generally will be subject to Canadian withholding tax at the rate of 15% on the gross amount of the dividends.  Non-Resident Holders who may be eligible for reduction in the withholding rate under the provisions of an applicable income tax treaty should consult with their own tax advisors regarding these provisions and regarding any special compliance procedures.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share or Warrant unless the Common Share or Warrant (as applicable) is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, a Common Share or Warrant (as applicable) will not constitute taxable Canadian property of a Non-Resident Holder provided that: (a) the Common Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which includes the TSX) at the time of the disposition; and (b) at no time during the 60 month period immediately preceding the disposition or deemed disposition of the Common Share or Warrant (as applicable): (i) were 25% or more of the issued shares of any class or series of the capital stock of the Company owned by, or belonged to, one or any combination of the Non-Resident Holder and persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act); and (ii) was more than 50% of the fair market value of a Common Share derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) “Canadian resource property” (as defined in the Tax Act); (C) “timber resource property” (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; and (c) the Common Share or Warrant (as applicable) is not otherwise deemed under the Tax Act to be taxable Canadian property.

Even if a Common Share or a Warrant is taxable Canadian property to a Non-Resident Holder, any capital gain realized upon the disposition of such Common Share or Warrant may not be subject to tax under the Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax treaty or convention.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a Common Share or Warrant that is, or is deemed to be, taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention, the consequences described under the heading “Residents of Canada – Disposition and Expiry of Warrants” and “Residents of Canada – Disposition of Offered Shares” will generally be applicable to such disposition.  Such Non-Resident Holders should consult their own tax advisors..

RISK FACTORS

Investing in the Units is speculative and involves a high degree of risk due to the nature of our business and the present stage of exploration of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking information relating to the Company, or its business, property or financial results, each of which could cause purchasers of Units to lose part or all of their investment. Readers should carefully consider the following risks described below and elsewhere in by reference in this Prospectus.

Risks Related to the Business of the Company

We have no mineral properties in production or under development.

We do not currently have mineral properties under development. The future development of properties found to be economically feasible, and the development of which is approved by the Board, will require the construction and operation of  mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labour and mining equipment;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, First Nations, environmental groups or local groups which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of developing our projects may be greater than anticipated because the majority of such property interests are not located in developed areas, and, as a result, our property interests may not be served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at our mineral properties.

We have no history of production and no revenue from operations.

We are an exploration and development company and all of our properties are in the exploration stage. We have a very limited history of operations and to date have generated no revenue from operations. As such, we are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. We have not defined or delineated any proven or probable reserves on any of our exploration stage properties. Mineral exploration involves significant risk, since few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines.

                We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

We have limited financial resources. We have estimated cash and cash equivalents of approximately $45 million. We currently generate no operating revenue, and must primarily finance exploration activity and the development of mineral properties by other means. In the future, our ability to continue exploration, and development and production activities, if any, will depend on our ability to obtain additional external financing. Any unexpected costs, problems or delays could severely impact our ability to continue exploration and development activities.

The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative we choose may not be available on acceptable terms, or at all. If additional financing is not available, we may have to postpone the further exploration or development of, or sell, one or more of our principal properties.

Dependence on the Brucejack Project and the Snowfield Project.

On completion of the Secondary Offering, the only property interest we will have is in the Snowfield Project and the Brucejack Project, which, together, form the Combined Project. Because the Combined Project has a limited life based on mineral resource estimates, if we commence production on the Combined Project we will be required to replace and expand our mineral resources and obtain mineral reserves. In the absence of additional mineral projects, the Company will be solely dependent upon the Snowfield Project, the Brucejack Project or the Combined Project for its revenue and profits, if any.

In addition, actual development costs may differ materially from the Company’s estimates set out in the April Report and may render the development of the Combined Project financially unfeasible. Should the development of the Snowfield Project, the Brucejack Project or the Combined Project, as applicable, turn out to be not possible or practicable, for political, engineering, technical or economic reasons, our business and financial position will be significantly and adversely affected.

Our resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot provide assurance that:

•	resource or other mineralization estimates will be accurate; or

•	mineralization can be mined or processed profitably.

Mineral resource and reserve calculations are only estimates.

Any figures presented for mineral resources in this Prospectus and which may be presented in the future or any figures for mineral reserves that may be presented by us in the future are and will only be estimates. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurances can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral resources and grades of mineralization on our properties.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While we believe that the resource estimates included in this Prospectus for the Combined Project are well established and reflect management’s best estimates, by their nature resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

Estimated mineral reserves or mineral resources may have to be recalculated based on changes in mineral prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence reserve or resource estimates. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

Our resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver, copper, molybdenum and rhenium may render portions of our mineralization uneconomic and result in reduced reported mineral resources, which in turn could have a material adverse effect on our results of operations or financial condition. We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale. In addition, if our projects produce concentrate for which there is no market, specifically, with respect to concentrate containing rhenium, this may have an impact on the economic model for the Combined Project.

A reduction in any resources that may be estimated by us in the future could have an adverse impact on our future cash flows, earnings, results of operations and financial condition. No assurances can be given that any resource estimates for the Combined Project will ultimately be reclassified as proven or probable reserves.

Uncertainty exists related to inferred mineral resources.

There is a risk that inferred mineral resources referred to in this Prospectus cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

We may not be able to obtain power at a cost that is economically feasible.

The Combined Project development plan contemplates that power for the project will be supplied through the proposed Northwest Transmission Line, which will be a 287 kV line running a distance of approximately 335 kilometres between Terrace and Bob Quinn Lake, with a connecting 45 kilometre long line from the Bell II substation approximately to a distribution substation at the Combined Project plant site. The development plan assumes that the Northwest Transmission Line will be completed by 2012 and that our contribution to the costs of constructing the Northwest Transmission Line will be $20 million. The construction of the Northwest Transmission Line will require cooperation and agreement from multiple levels of government and First Nations as well as private third parties and is not within our control.

There is no guarantee that the Northwest Transmission Line will be completed by 2012 or at all or that our contribution will be limited to $20 million, or that the terms and amount of any required contribution requested will be acceptable to us. If the Northwest Transmission Line is not built, the Combined Project will not be economically feasible.

                 We may not be able to complete the development and construction of the Combined Project as set out in the April Report.

The April Report sets out a possible course for development of the Combined Project. This scenario is based upon certain conditions and assumptions which are subject to variation and not all of which are within our control, including issues associated with mining in a glaciated area with steep terrain, high snowfall and potential for adverse environmental impacts and completion of the proposed tunnel, the Northwest Transmission Line and environmental assessments under federal and provincial legislation. Required variations from the development plan in the April Report may cause actual development costs to differ materially from the Company’s estimates set out in the April Report, and there can be no assurance that we will be able to complete the development and construction of the Combined Project as set out in April Report or at all.

                 Changes in the market price of gold and other metals, which in the past have fluctuated widely, will affect operations.

Our profitability and long-term viability will depend, in large part, on the market price of gold, silver, copper, molybdenum and rhenium. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of gold and other metals could affect our ability to finance the exploration and development of any of our mineral properties. The market price of gold and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased gold production from mines developed or expanded as a result of current metal price levels.

We may incur losses for the foreseeable future.

We expect to incur losses unless and until such time as our mineral projects generate sufficient revenues to fund continuing operations. The exploration and development of our mineral properties will require the commitment of substantial financial resources that may not be available.

The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners and the acquisition of additional property interests, some of which are beyond our control. We cannot provide assurance that we will ever achieve profitability.

Market events and conditions may adversely affect our business and industry.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers, and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. Since such time, there has been no broad and consistent improvement in general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence. Any or all of these market events and conditions may adversely affect our business and industry.

General economic conditions may adversely affect our growth and profitability.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. A number of issues related to economic conditions could have a material adverse effect on our financial condition and results of operations, specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•	the volatility of gold and other metal prices would impact our revenues, profits, losses and cash flow;

•	continued recessionary pressures could adversely impact demand for the Company’s production;

•	volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and

•	the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.

Mining is inherently risky and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

•	unusual or unexpected geological formations;

•	metallurgical and other processing problems;

•	metal losses;

•	environmental hazards;

•	power outages;

•	labour disruptions;

•	industrial accidents;

•	periodic interruptions due to inclement or hazardous weather conditions;

•	flooding, explosions, fire, rockbursts, cave-ins and landslides;

•	mechanical equipment and facility performance problems;

•	avalanches; and

•	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

                We cannot provide assurance that we will successfully acquire commercially mineable mineral rights.

Exploration for and development of gold properties involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting gold from ore. We cannot ensure that our current exploration and development programs will result in profitable commercial mining operations.

The economic feasibility of development projects is based upon many factors, including the accuracy of resource estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental protection; and gold prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Most exploration projects do not result in the discovery of commercially mineable ore deposits, and no assurance can be given that any anticipated level of recovery of ore reserves, if any, will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, the metallurgy of the mineralization forming the mineral deposit, unusual or unexpected geological formations and work interruptions. If current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in existing exploration stage properties, and may need to acquire additional properties.

Material changes in ore reserves, if any, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to develop commercially mineable mineral rights at our existing properties or identify and acquire other commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;

•	determine metal content and metallurgical recovery processes to extract metal from the ore; and

•	construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire commercially mineable (or viable) mineral rights.

We are subject to significant governmental regulations.

Our exploration activities are subject to extensive federal, provincial and local laws, regulations and policies governing various matters, including:

•	environmental protection;

•	the management and use of toxic substances and explosives;

•	the management of natural resources and land;

•	the exploration of mineral properties;

•	exports;

•	price controls;

•	taxation and mining royalties;

•	labour standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause us to incur additional expense or capital expenditure restrictions or suspensions of our activities and delays in the exploration and development of our properties.

We require further rights and permits in order to conduct current and anticipated future operations, and delays in obtaining or failure to obtain such rights and permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including further exploration, development and commencement of production on our mineral properties, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.

The proposed sites of the process plant and the tailings storage facility are contemplated in the April Report to be located on the surface of mineral claims. Any use of such surface area for such purposes is subject to obtaining the necessary rights from the surface owner to do so.

We cannot provide assurance that all rights and permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. In particular, we will require environmental assessments under federal and provincial legislation and specific permits and authorizations, including for the dewatering of Brucejack Lake. Delays or a failure to obtain such required permits, or the expiry, revocation or failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

 Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration, potential development and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and  reclamation of lands disturbed by mining operations. Environmental legislation is evolving and the general trend has been towards stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in the Company’s intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, requiring us to re-evaluate those activities at that time.

Land reclamation requirements for our exploration properties may be burdensome.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents; and

•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our properties may be subject to uncertain title.

We cannot provide assurance that title to our properties will not be challenged. We own mineral claims which constitute our property holdings. We may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could result in our not being compensated for our prior expenditures relating to the property.

Risks inherent in acquisitions.

We may actively pursue the acquisition of exploration, development and production assets consistent with our acquisition and growth strategy. From time to time, we may also acquire securities of or other interests in companies with respect to which we may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including but not limited to:

•	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•	ability to achieve identified and anticipated operating and financial synergies;

•	unanticipated costs;

•	diversion of management attention from existing business;

•	potential loss of our key employees or key employees of any business acquired;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

•	decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on our financial condition.

We may be adversely affected by future fluctuations in foreign exchange rates.

Our potential profitability is exposed to the financial risk related to the fluctuation of foreign exchange rates. The minerals that could be produced from our projects are priced in U.S. dollars but, since our only projects are located in Canada, the majority of our estimated expenditures are in Canadian dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar will have an effect on the potential profitability of our projects and therefore our ability to continue to finance our operations. To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than the exchange rate used in the April Report, the profitability of the projects will be more than or less than that estimated (if the other assumptions are realized). Accordingly, our prospects may suffer due to adverse currency fluctuations.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past five years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration and producing companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all. In particular, the mine plan in the April Report contains variability in the numbers of qualified personnel and or equipment needed and therefore we will need to manage this variability in order to recruit and retain qualified personnel and equipment.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Certain of our directors and officers also serve as directors or officers, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities, including, in particular, Silver Standard. To the extent that such other companies may participate in ventures in which we may participate in, or in ventures which we may seek to participate in, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of mineral property investments. Such conflicts of our directors and officers may result in a material and adverse effect on our profitability, results of operation and financial condition. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We may experience difficulty attracting and retaining qualified management to grow our business.

We are dependent on the services of key executives to advance our corporate objectives as well as the identification of new opportunities for growth and funding. Robert A. Quartermain, Joseph J. Ovsenek, Kenneth McNaughton and Peter de Visser are currently our only executives. It will be necessary for us to recruit additional skilled and experienced executives. Our inability to do so, or the loss of Mr. Quartermain or any of our other executives or our inability to attract and retain suitable replacements for them, or additional highly skilled employees required for our activities, would have a material adverse effect on our business and financial condition.

There is uncertainty related to unsettled First Nations rights and title in British Columbia and this may create delays in project approval or interruptions in project progress.

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in British Columbia. The Combined Project lies within traditional First Nation territory and in the Nass Area, as defined in the Nisga’a Final Agreement. However, there can be no guarantee that the unsettled nature of land claims in British Columbia by other First Nations in British Columbia as well as the rights of the Nisga’a under the Nisga’a Final Agreement will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the Company’s projects. In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations groups and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations groups.

Potential inability to attract development partners.

The Company may seek to develop some or all of its projects in partnership with one or more third parties in a corporate or contractual joint venture, or otherwise, or to dispose of some part or of its project to another party, retaining a royalty interest therein. The Company may be unable to find such partners or to negotiate satisfactory terms therewith, in which case the Company will be obliged to either postpone development of such project or proceed alone with the costs of further development.

Risks Related to the Acquisition

Potential liabilities associated with the Acquisition.

Although we conducted due diligence with respect to the Snowfield Project and the Brucejack Project and the Combined Project Assets prior to our acquisition of such assets in December 2010, there is no certainty that our due diligence procedures revealed all of the risks and liabilities associated with the Acquisition. Silver Standard provided limited representations in the Acquisition Agreement with respect to the Combined Project Assets and those representations were further limited by time and by the knowledge of the persons giving such representations. Also, under the Acquisition Agreement the Company agreed to assume, among other things, all environmental liabilities, in respect of the Combined Project Assets. Although we are not aware of any specific material liabilities, such liabilities may be unknown and accordingly the potential monetary cost of such liabilities is also unknown.

Integration of the Combined Project Assets.

Prior to the completion of the Acquisition in December 2010 we had no operations.  Since that time we have hired only a few employees other than our management team.  We need to hire additional personnel, to continue to integrate the Combined Project Assets into our business and manage the overall development of the Combined Project Assets. We may encounter difficulties in hiring additional qualified personnel and managing the integration of the Combined Project Assets, which may result in delays in exploration and development and higher than anticipated exploration and development costs.

The Transition Services Agreement may be terminated by Silver Standard.

Until we recruit employees to perform certain of the functions covered by the Transition Services Agreement, we are dependent on Silver Standard to provide such services. Silver Standard has the right to terminate the Transition Services Agreement with effect at any time from and after the date which is six months after the date of the closing of the Acquisition (December 21, 2010) on 60 days’ prior written notice. Our inability to attract or recruit required employees prior to the expiration of the term of the Transition Services Agreement, or Silver Standard’s earlier termination of it, may have a material adverse effect on our business and financial condition.

Risks Related to our Securities

Silver Standard owns a significant number of Common Shares and is in a position to influence our governance and operations.

Immediately after the Closing of the Secondary Offering, Silver Standard will hold between 30.61% and 20.89% of the Company’s outstanding Common Shares, depending on whether the Over-Allotment Option is exercised and whether or not all of the Warrants and currently outstanding stock options under the Company’s stock option plan are exercised. See “Selling Shareholder”. For as long as Silver Standard maintains a significant interest in the Company, it may be in a position to affect our governance and operations. Pursuant to the Investor Rights Agreement, Silver Standard will be entitled to nominate to serve as members of our Board such number of nominees as is equal to the lesser of (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of the Common Shares held by Silver Standard and securities convertible or exchangeable into Common Shares multiplied by the number of directors comprising the Board (rounded to the nearest whole number of nominees). In addition, Silver Standard may have significant influence over the passage of any resolution of our shareholders (such as would be required, to amend our constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passages of any such resolution by voting for it or prevent the passage of any such resolution by voting against it. The effect of this influence by Silver Standard may be to limit the price that investors are willing to pay for our Common Shares. In addition, the potential that such Silver Standard may sell its Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Common Shares in the public market, could adversely affect the market price of the Common Shares.

Future sales or issuances of equity securities could decrease the value of any existing Common Shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Common Shares) and may issue additional equity securities to finance our operations, exploration, development, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share.

Future sales by existing shareholders could cause our share price to fall.

Future sales of Common Shares by Silver Standard or other shareholders could decrease the value of the Common Shares. We cannot predict the size of future sales by Silver Standard or other shareholders, or the effect, if any, that such sales will have on the market price of the Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

We do not intend to pay any cash dividends in the foreseeable future.

We have not declared or paid any dividends on our Common Shares. We intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the Common Shares in the foreseeable future. Any return on an investment in the Units will come from the appreciation, if any, in the value of the Common Shares. The payment of future cash dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. See “Dividend Policy”.

Risks Related to the Warrants.

There is currently no market for the Warrants being offered in the Secondary Offering. The TSX has conditionally approved the listing of the Warrants (including the Over-Allotment Warrants) on the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX prior to June 20, 2011. There is no certainty that such conditions will be met or that, if the Warrants are listed, an active public market for the Warrants will develop. Without an active market, the liquidity of the warrants will be limited.

The Warrants have an Exercise Price of $12.50 per Common Share and can be exercised prior to 4:00 p.m. (Vancouver time) on the date that is twelve (12) months after the Closing of the Secondary Offering. In the event the market price of our Common Shares does not exceed the Exercise Price of the Warrants during the period when the Warrants are exercisable, the Warrants may not have any value.

Holders of the Warrants will have no rights as a shareholder of the Company until they exercise the Warrants in accordance with their terms. Upon exercise of the Warrants, holders of the Common Shares deliverable on the exercise of such Warrants will be entitled to exercise the rights of a shareholder in respect of such Common Shares only in respect of matters for which the record date occurs after the exercise date.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, having an address at 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7.

The transfer agent and registrar for the Common Shares, Warrants and Units in Canada is Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, as of the Closing, the only material contracts which the Company has entered or will enter into are set out below. Copies of such agreements are available under the Company’s profile on SEDAR at www.sedar.com.

1.	the Underwriting Agreement;

2.	the Warrant Indenture;

3.	the Delivery Agreement;

4.	the Acquisition Agreement;

5.	the Investor Rights Agreement; and

6.	the Transition Services Agreement.

INTEREST OF EXPERTS

Pretivm’s auditors, PricewaterhouseCoopers LLP, report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia as at the date of their audit report.

None of the following companies, partnerships or persons, each of whom are named in this Prospectus as having prepared reports or having been responsible for reporting exploration results relating to our mineral properties and whose profession or business gives authority to such reports, or any director, officer, partner, or employee thereof, as applicable, received or has received a direct or indirect interest in our property or of any of our associates or affiliates. As at the date hereof, such persons, and the directors, officers, partners and employees, as applicable, of each of the following companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company:

1.	Fasken Martineau DuMoulin LLP;

2.	Blake, Cassels & Graydon LLP;

3.	Lawson Lundell LLP;

4.	P&E Mining Consultants Inc. or Eugene Puritch, P.Eng., Fred H. Brown, Pr.Sc.Nat., or Tracy Armstrong, P.Geo., of P&E;

5.	AMC Mining Consultants (Canada) Ltd. or Gregory R. Hollett of AMC;

6.	BGC Engineering Inc. or Lori-Ann Wilchek, P. Eng. or H. Warren Newcomen of BGC;

7.	Rescan Environmental Services Ltd. or Paul Greisman, P.Eng. of Rescan;

8.	Wardrop Engineering Inc. or Hassan Ghaffari, P.Eng., of Wardrop; or

9.	Kenneth C. McNaughton, M.A.Sc., P.Eng.

None of such persons, or any director, officer or employee, as applicable, of any such companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, except for Kenneth C. McNaughton, who is the Vice President and Chief Exploration Officer of the Company.

EXEMPTIONS FROM THE INSTRUMENT

The Acquisition constituted a significant acquisition for the Company under National Instrument 51-102 – Continuous Disclosure Obligations, however, the Company was exempt from the requirement to file a business acquisition report in respect of the Acquisition because the disclosure that would normally be included in a business acquisition report was included in the IPO Prospectus.

PURCHASERS’ STATUTORY RIGHTS OF RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limits prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

Auditor’s Consent

We have read the short form prospectus of Pretium Resources Inc. (the “Company”) dated April 4, 2011 relating to the qualification for distribution of 10,000,000 Units of the Company.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned short form prospectus of our report to the shareholders of the Company on the consolidated statement of financial position of the Company as at December 31, 2010 and the consolidated statements of comprehensive loss and deficit, cash flows and changes in equity from the date of incorporation on October 22, 2010 to December 31, 2010. Our report is dated March 15, 2011.

Signed “PricewaterhouseCoopers LLP”
Chartered Accountants
Vancouver, British Columbia
April 4, 2011

CERTIFICATE OF THE COMPANY

Dated: April 4, 2011

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada other than Québec.

PRETIUM RESOURCES INC.

(Signed) Robert A. Quartermain	(Signed) Peter de Visser
Robert A. Quartermain	Peter de Visser
Chief Executive Officer	Chief Financial Officer

On Behalf Of The Board Of Directors

(Signed) Ross Mitchell	(Signed) Christopher Noel Dunn
Ross Mitchell	Christopher Noel Dunn
Director	Director

CERTIFICATE OF THE SELLING SHAREHOLDER

Dated: April 4, 2011

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada other than Québec.

SILVER STANDARD RESOURCES INC.

By:

(Signed) John Smith
John Smith
President and Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: April 4, 2011

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada other than Québec.

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